EXHIBIT 12
NYSE Euronext
Computation of Ratio of Earnings to Fixed Charges

	Year-Ended December 31,
	2012	2011	2010	2009	2008
	($ in millions, except ratio)
Determination of Earnings:
Income (loss) from continuing operations before income tax benefit (provision) and non-controlling interest(1)	$478	$734	$692	$203	$(646)	(2)
Add:
Fixed charges	140	123	111	122	150
Pre-tax earnings (losses) before fixed charges	618	857	803	325	(496)
Fixed Charges:
Interest expense	140	123	111	120	149
Other(3)	—	—	—	2	1
Fixed charges	140	123	111	122	150
Preference security dividend requirements	—	—	—	—	—
Total fixed charges	140	123	111	122	150
Ratio of earnings to fixed charges	4.41	6.97	7.23	2.66	N/A	(4)

(1)	Pre-tax income from continuing operations excludes income (loss) from associates.

(2)	Includes non-cash impairment charges of $1,590 million.

(3)	Other fixed charges consist of the interest factor in capital and operating leases.

(4)	Due to the loss in 2008, earnings were insufficient to cover fixed charges by $646 million.